Exhibit 4.43

FIRST AMENDMENT TO DIRECTOR AGREEMENT

THIS FIRST AMENDMENT TO THE DIRECTOR AGREEMENT (this "First Amendment") is entered into as of January 20, 2024 (the "First Amendment Effective Date") by and between Dr. Joan LaRovere, an individual and resident of Massachusetts (the "Director") and LifeMD, Inc. (the "Company"), a Delaware Corporation. The Director and the Company are also each hereinafter referred to individually as a "Party" and together as the "Parties".

RECITALS

WHEREAS, on or around February 9, 2023 ("Effective Date"), the Company and the Director entered into a Director Agreement (the "Director Agreement");

WHEREAS, as part of the Compensation in the Director Agreement, Director receives Director Fees in the amount of $6,000 per quarter, as specified in more detail therein;

WHEREAS, for avoidance of doubt, other than the amendments set forth below in this First Amendment, all other provisions of the Director Agreement remain in effect today and moving further, unless and until amended in the future.

WHEREAS, the Parties desire to further amend the Director Agreement to increase the Director Fees to the total amount of $7,000 per quarter (i.e., $6,000 per quarter plus an additional $1,000 per quarter for service on the Audit Committee), so long as the Director is, and remains, a member of the Company's Audit Committee, as described below.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1. Amendments. The Director Agreement shall be further amended as follows, in accordance with the terms and conditions of Paragraph 18 thereof:

   a. The Following Language Is Added To Director Agreement ¶ 3(b):

      Additionally, in further consideration of the Director's service on the Audit Committee, the Director shall be paid an additional $1,000 per quarter while serving on the Audit Committee, per the aforementioned payment term

2. Governing Law; Jurisdiction. This First Amendment shall be governed by and in
3. accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any legal proceeding arising out of or based upon this First Amendment shall be instituted in the federal courts or the courts of the State of New York and each party irrevocably submits to the exclusive jurisdiction of such courts in any such proceeding.

4. Counterparts. This First Amendment may be executed in counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding all parties not having signed the same counterpart.

IN WITNESS WHEREOF, each of the undersigned hereby (a) executes this First Amendment to the Director Agreement; (b) confirms its agreement with the provisions and covenants herein provided; and (c) agrees to be bound by this First Amendment to the Director Agreement.

EXECUTED as of the First Amendment Effective Date, as set forth above.

LIFEMD, INC.

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By: Justin Schreiber, Chairman & CEO

DIRECTOR

DocuSigned by:
B4220E8028E441D...
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By: Dr. Joan LaRovere